Exhibit 99.1

TEEKAY CORPORATION ANNOUNCES PRICING

OF $200 MILLION ADD-ON OFFERING OF

8.5% SENIOR UNSECURED NOTES DUE 2020

Hamilton, Bermuda, November 10, 2015 - Teekay Corporation (Teekay or the Company) (NYSE: TK) announced today that it has priced its previously announced private offering of $200 million aggregate principal amount of the Company’s 8.5% Senior Notes due 2020 (the “Notes”) at 99.01% of face value, plus accrued interest from July 15, 2015. The Notes will be an additional issuance of the Company’s outstanding 8.5% Senior Notes due 2020, which were issued on January 27, 2010 (the “Original Notes”). The Notes will be issued under the same indenture governing the Original Notes, but will not be fungible with the Original Notes unless and until such time as the Notes are exchanged for additional Original Notes pursuant to the terms of a registration rights agreement. The offering is expected to close on November 16, 2015, subject to customary closing conditions.

Teekay intends to use a portion of the net proceeds of the offering to repay a portion of indebtedness outstanding under its $500 million revolving credit facility and the balance to replenish cash reserves used to repay the outstanding principal balance of Teekay’s NOK bonds that matured in October 2015.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state. Any offers of the notes are being made only by means of a private offering memorandum.

The notes are being offered and sold only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside the United States pursuant to Regulation S under the Securities Act.

These securities will not be registered under the Securities Act or any state securities laws, and unless so registered, may not be offered or sold in the United States or to U.S. persons except pursuant to an exemption from the registration requirements of the Securities Act and applicable state and foreign securities laws.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

- end -

Teekay Corporation   Investor Relations Tel: +1 604 844-6654   www.teekay.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda